      As filed with the Securities and Exchange Commission on June 26, 2003


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K

(Mark One)

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
      OF 1934

For the fiscal year ended December 31, 2002

                    OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

COMMISSION FILE NUMBER:  1-11656

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            GENERAL GROWTH MANAGEMENT
                    SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:


                         GENERAL GROWTH PROPERTIES, INC.
                         -------------------------------
                             110 NORTH WACKER DRIVE
                             CHICAGO, ILLINOIS 60606
                                 (312) 960-5000

                            GENERAL GROWTH MANAGEMENT
                    SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

INDEX TO FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

         INDEPENDENT AUDITORS' REPORT                                                           1

         FINANCIAL STATEMENTS:

                  Statements of net assets available for benefits as of
                   December 31, 2002 and 2001                                                   2

                  Statement of changes in net assets available for benefits
                   for the year ended December 31, 2002                                         3

                  Notes to financial statements                                               4-7

         SUPPLEMENTAL SCHEDULES:

                  Schedule of assets (held at the end of year)                               8-11
                   as of December 31, 2002

                  Schedule of assets both acquired and disposed                                12
                   within the plan year ended December 31, 2002

(b) Exhibits
         23.1 Consent of Deloitte & Touche LLP                                                 15
         99.1 Section 906 Sarbanes-Oxley certification                                         16









NOTE: SUPPLEMENTAL SCHEDULES REQUIRED BY THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974 NOT INCLUDED HEREIN ARE NOT APPLICABLE TO THE GENERAL GROWTH MANAGEMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN.

INDEPENDENT AUDITORS' REPORT


To the Trustee and Participants of
General Growth Management Savings and Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of the General Growth Management Savings and Employee Stock Ownership Plan (the "Plan") as of December 31, 2002 and 2001 and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at the end of year) as of December 31, 2002 and (2) assets both acquired and disposed within the plan year ended December 31, 2002 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


Deloitte & Touche LLP


Chicago, Illinois
June 13, 2003

GENERAL GROWTH MANAGEMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

                                                          2002          2001
                                                          ----          ----
ASSETS:

Participant-directed investments-at fair value:        $83,249,751   $73,484,275

   Receivables:
       Employer contributions                            1,067,602       811,981
       Participant contributions                             4,752       184,436
                                                       -----------   -----------
       Total Receivables                                 1,072,354       996,417
                                                       -----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS                      $84,322,105   $74,480,692
                                                       ===========   ===========








The accompanying notes are an integral part of these financial statements.

GENERAL GROWTH MANAGEMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002

ADDITIONS:

    Interest and dividend income                                                     $   1,984,052
    Contributions:
      Participants                                                                       6,099,142
      Employer                                                                           4,210,688
      Rollover deposits                                                                    578,791
                                                                                     -------------
         Total contributions                                                            10,888,621
    Transfers in by merger                                                               6,344,412
                                                                                     -------------
         Total additions                                                                19,217,085

DEDUCTIONS:
    Benefit payments                                                                     7,741,158
    Net depreciation in fair value of investments                                        1,596,824
    Administrative expenses                                                                 37,690
                                                                                     -------------
         Total deductions                                                                9,375,672
                                                                                     -------------

         NET INCREASE IN PLAN ASSETS                                                     9,841,413

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                                                                   74,480,692
                                                                                     -------------
    End of year                                                                      $  84,322,105
                                                                                     =============







The accompanying notes are an integral part of these financial statements.

GENERAL GROWTH MANAGEMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001


NOTE 1.    DESCRIPTION OF PLAN AND SIGNIFICANT PLAN PROVISIONS

The following description of the General Growth Management Savings and Employee Stock Ownership Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL: General Growth Management, Inc. (the "Company") is the Plan Sponsor and Plan Administrator. CG Trust Company (the "Trustee") is the trustee of the Plan. The Plan is designed to encourage and assist eligible employees to adopt a regular program of savings to provide additional security for their retirement. The Plan is a defined contribution plan covering all full-time (as defined) employees of the Company and GGP Limited Partnership, of which the Company is a wholly-owned subsidiary (collectively, the "Employers"), who have completed one month of service and attained age twenty-one. Certain individuals at locations managed by the Employers are either (i) employees of companies not owned or controlled by the Employers or (ii) are covered by other qualified plans and therefore are not eligible to participate in this Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and the financial statements and schedules presented have been prepared in accordance with the financial reporting requirements of ERISA.

On May 28, 2002 and July 10, 2002, respectively, GGP Limited Partnership acquired Victoria Ward, Limited and JP Realty, Inc. At the time of such acquisitions, the employees of the acquired companies became employees of the Employers, as defined above. Effective December 31, 2002, the Plan was amended to allow the full participation of such employees in the Plan. Such amendment also resulted in the merger into the Plan of the former plans covering such employees (the "Former Plans"). As a result of this merger, the Former Plans ceased to exist as independent plans as of December 31, 2002. A total of $6,344,412 was transferred into the Plan assets as of December 31, 2002, representing the assets of the Former Plans covering such employees. The accompanying financial statements reflect as of December 31, 2002 the combined and integrated assets of the Former Plans into the Plan.

CONTRIBUTIONS: Under the terms of the Plan, subject to certain limitations, each participant is allowed to make before-tax contributions in 1% increments up to 15% of gross earnings, as defined. The Internal Revenue Code imposes, among other things, a dollar limitation on the amount of before-tax contributions for a calendar year. For 2002, a participant's before-tax contribution was generally limited to $11,000. Also for 2002, participants age 50 and over were eligible to contribute a before-tax catch-up contribution of up to $1,000. The Company will match 100% of the first 4% of earnings contributed for each calendar year, and 50% of the next 2% of the participant's earnings contributions.

PARTICIPANT ACCOUNTS: Separate accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings, and charged with an allocation of Plan losses and administrative expenses. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. The Plan currently offers nine mutual funds, the stock of the Company's parent, General Growth Properties, Inc. ("GGPI"), a publicly-traded real estate investment trust, a benefit-responsive investment contract and a self-directed account program ("CIGNA direct") offering direct investment in mutual funds and other investment securities as investment options for participants. As a result of the merger described above, certain amounts relating to the former Victoria Ward, Limited employees are held at December 31, 2002 in Bank of Hawaii mutual funds. Such amounts were transferred in 2003 to investment funds administered by the Trustee. Each participant designates which investment option or combination of options in which their contributions and the Company's matching contributions are to be invested.

GENERAL GROWTH MANAGEMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001


PARTICIPANT LOANS: Participants may borrow against their account, subject to those administrative rules that exist from time to time. The minimum loan that will be made is $1,000 and the total of any individual participant's loan or loans may never exceed 50 percent of the participant's total vested account balance or $50,000, whichever is less. The loans are secured by the balance in the participant's account and bear interest at the prime rate on the first business day of the month in which the loan is made plus one percent. The term of a loan may not exceed five years, unless the loan qualifies as a home purchase loan, in which case the term may go up to 20 years. Principal and interest are due each pay period. Participant loans are due and payable immediately upon termination of employment.

VESTING: Participants are fully vested at all times in all amounts other than the amounts arising from the matching contributions contributed by the Employers prior to January 1, 1998 and the earnings or losses thereon. The Employers' matching amounts contributed prior to January 1, 1998 will vest over a six-year period. Forfeitures are used first for reinstatements of accounts of re-employed participants. Any remaining forfeiture amounts are applied as credits against future employer matching contributions.

TERMINATION: Although it has not expressed any intent to do so, the Company reserves the right to partially or completely terminate the Plan, subject to the provisions of the Plan and ERISA. Upon a complete or partial termination of the Plan, all participants will become fully vested and be entitled to a distribution.

DISTRIBUTIONS: Upon retirement on or after attaining the Plan's normal retirement age of 60, or upon death or disability, if earlier, or termination of employment in the case of vested benefits, the balances in the participant's separate accounts may be paid in lump sum to the participant, or the participant's beneficiary in the event of death. A participant may withdraw contributions by claiming hardship, as defined by the Plan. All distributions will be made in cash, unless the participant elects to receive common stock of GGPI.

NOTE 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING: The financial statements have been prepared using the accrual method of accounting.

USE OF ESTIMATES: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting periods. For example, significant estimates and assumptions have been made with respect to the valuations of certain investments for which cost is deemed to approximate fair value and with respect to the recoverable amount of certain receivables. Actual results could differ from those estimates.

VALUATION OF INVESTMENTS AND PARTICIPANT LOANS: Investments are stated at fair value based on quoted market prices. Shares of mutual funds are valued at the net unit value of shares held by the Plan at year-end. Participant loans and the benefit-responsive investment contract are stated at cost and contract value, respectively, which approximates fair value.

GENERAL GROWTH MANAGEMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001


INVESTMENT TRANSACTIONS: Investment income in each fund is recorded and allocated daily among the participants' balances in each fund. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

ADMINISTRATIVE EXPENSES: All administrative expenses, other than investment management fees and loan processing and maintenance fees, are paid by the Company.

PAYMENT OF BENEFITS: Benefit payments to participants are recorded upon distribution.

NOTE 3.    INVESTMENTS

The following presents investments that represented 5% or more of the Plan's net assets available for benefits as of December 31, 2002 and 2001:

DESCRIPTION OF INVESTMENT                                                     2002                 2001
                                                                          ----------             ----------
Charter Guaranteed Income Fund                                            $8,681,098             $6,150,600
Times Square Bond Fund                                                     5,187,590              2,888,130
Charter Large Company Stock-Growth Fund                                            -              4,134,007
Charter Small Company Stock-Value I Fund                                           -             12,603,649
Small Cap Value Fund/Berger(R)                                            11,424,942                      -
INVESCO Dynamics Account                                                   5,670,985             11,099,280
Janus Worldwide Account                                                    4,045,606              4,274,706
General Growth Properties, Inc.
 Common Stock                                                             29,607,803             22,466,506

During 2002, the Plan's investments (net gains and losses on investments bought and sold as well as held during the year) declined in value by $1,596,824 as follows:

Mutual funds, investment in collective trusts,
 registered investment companies, net                                                      $  (9,212,933)
Common stock, net                                                                              7,616,109
                                                                                           -------------
                                                                                           $  (1,596,824)
                                                                                           =============

The Plan has a benefit-responsive investment contract with CIGNA's Connecticut General Life Insurance Company ("Connecticut General"). Connecticut General maintains the contributions in the Charter Guaranteed Income Fund account (the "Account"). The Account is credited with earnings on the underlying investments and charged for losses, participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by Connecticut General. Contract value represents contributions made under the contract, plus earnings and less losses, participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

GENERAL GROWTH MANAGEMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001


There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 4.87 percent and 4.95 percent for 2002 and 2001, respectively. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting.

NOTE 4.    INCOME TAX STATUS

The Plan received its latest determination letter on June 18, 2002, applicable for Plan amendments adopted on February 21, 2002, in which the Internal Revenue Service (the "IRS") stated the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been subsequently amended; however, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRS and that the Plan continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 5.    RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of mutual funds, investments in collective trusts, interest in registered investment companies and shares of common stock. The investments of the Plan are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTE 6.    RELATED-PARTY TRANSACTIONS

The Plan invests in the common stock of GGPI.

Certain Plan investments are shares of mutual funds managed by CIGNA Corporation subsidiaries. CG Trust Company is the trustee as defined by the Plan and a wholly-owned subsidiary of CIGNA Corporation, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Cigna Corporation subsidiaries for the investment management services amounted to $12,120 for the year ended December 31, 2002.

GENERAL GROWTH MANAGEMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001


SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF
DECEMBER 31, 2002

                                                                                                       FAIR
      IDENTITY OF ISSUE                          DESCRIPTION OF INVESTMENT                             VALUE
------------------------------------------------------------------------------------------------------------------
Mutual Funds:

CIGNA Funds:

Connecticut General Life Insurance          Charter Guaranteed Income Fund                         $  8,681,098

Connecticut General Life Insurance          Times Square Bond Fund                                    5,187,590

Connecticut General Life Insurance          CIGNA Lifetime 20 Fund *                                    461,509

Connecticut General Life Insurance          CIGNA Lifetime 30 Fund *                                    608,077

Connecticut General Life Insurance          CIGNA Lifetime 40 Fund *                                  3,944,805

Connecticut General Life Insurance          CIGNA Lifetime 50 Fund *                                    371,223

Connecticut General Life Insurance          CIGNA Lifetime 60 Fund *                                    157,187

Connecticut General Life Insurance          S&P 500(R) Index                                          1,448,320

Connecticut General Life Insurance          Large Cap Growth/Goldman Sachs                            3,951,887

Connecticut General Life Insurance          Large Cap Value/John A. Levin                             2,234,300

Connecticut General Life Insurance          Small Cap Value/Berger(R)                                11,424,942

Connecticut General Life Insurance          INVESCO Dynamics Account                                  5,670,985

Connecticut General Life Insurance          Janus Worldwide Account                                   4,045,606

Connecticut General Life Insurance          Wellington Management Mid Cap Value                       1,846,739

Connecticut General Life Insurance          Cash Transaction Account (GST)                                3,753

CIGNA Financial Services                    General Growth Properties, Inc. - Common Stock           29,607,803


Bank of Hawaii Funds:

Bank of Hawaii                              Aggressive Profile                                          135,242

Bank of Hawaii                              Growth Profile                                               52,202

Bank of Hawaii                              Balanced Profile                                             70,640

Bank of Hawaii                              Conservative Profile                                         33,855

Bank of Hawaii                              Defensive Profile                                             7,766

Bank of Hawaii                              Stable Value Profile                                          9,290

GENERAL GROWTH MANAGEMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001


SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF
DECEMBER 31, 2002

                                                                                                       FAIR
      IDENTITY OF ISSUE                          DESCRIPTION OF INVESTMENT                             VALUE
---------------------------------------------------------------------------------------------------------------
CIGNA direct:


Fiserve Securities Inc.                     Interest Bearing Money Market Account                       377,080

Arco Chem Co.                               Corporate Debt Instr. - Preferred                             7,900

AT&T Corp.                                  Corporate Debt Instr. - Preferred                            10,959

Borden Inc.                                 Corporate Debt Instr. - Preferred                             7,560

Advanced Digital Information Corp.          Corporate Stock - Common                                        335

Advanced Micro Devices Inc.                 Corporate Stock - Common                                        323

Agere Systems Inc.                          Corporate Stock - Common (Class B)                               55

Agere Systems Inc.                          Corporate Stock - Common (Class A)                                1

AOL Time Warner Inc.                        Corporate Stock - Common                                        655

Applied Materials Incorporated              Corporate Stock - Common                                      1,303

Applied Micro Circuits Corporation          Corporate Stock - Common                                        184

Ariba Inc.                                  Corporate Stock - Common                                        248

Bed Bath & Beyond Inc.                      Corporate Stock - Common                                     13,812

Best Buy Co. Inc.                           Corporate Stock - Common                                      3,309

Centra Software Inc.                        Corporate Stock - Common                                        250

Chico's FAS Inc.                            Corporate Stock - Common                                     52,948

Cisco Systems Inc.                          Corporate Stock - Common                                        655

Copart Inc.                                 Corporate Stock - Common                                     33,152

Covad Communications Group Inc.             Corporate Stock - Common                                      4,700

Cree Inc.                                   Corporate Stock - Common                                        818

D.R. Horton Inc.                            Corporate Stock - Common                                     17,350

EMC Corporation                             Corporate Stock - Common                                        307

Fannie Mae                                  Corporate Stock - Common                                      2,895

Flextronics International Ltd.              Corporate Stock - Common                                        409

General Electric Company                    Corporate Stock - Common                                      1,217

GENERAL GROWTH MANAGEMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001


SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF
DECEMBER 31, 2002

                                                                                                       FAIR
      IDENTITY OF ISSUE                          DESCRIPTION OF INVESTMENT                             VALUE
---------------------------------------------------------------------------------------------------------------
Harley Davidson Inc.                        Corporate Stock - Common                                      4,620

Home Depot Inc.                             Corporate Stock - Common                                      1,201

Hot Topic Inc.                              Corporate Stock - Common                                      1,716

Inhale Therapeutic Systems, Inc.            Corporate Stock - Common                                        404

Intelli Check Inc.                          Corporate Stock - Common                                      5,175

International Automated Systems, Inc.       Corporate Stock - Common                                        290

JDS Uniphase Corporation                    Corporate Stock - Common                                        123

Johnson & Johnson Inc.                      Corporate Stock - Common                                      5,371

Knowledgemax Inc.                           Corporate Stock - Common                                         14

Kohl's Corporation                          Corporate Stock - Common                                      2,797

Lowe's Cos Incorporated                     Corporate Stock - Common                                      3,750

Lucent Technologies Inc.                    Corporate Stock - Common                                        189

Medtronic Incorporated                      Corporate Stock - Common                                      2,280

Mercury Computer Systems Inc.               Corporate Stock - Common                                      1,526

Motorola Incorporated                       Corporate Stock - Common                                        433

NASDAQ 100 TR Unit Ser 1                    Corporate Stock - Common                                      9,797

Network Appliance Inc.                      Corporate Stock - Common                                        500

Oracle Corporation                          Corporate Stock - Common                                        540

Pharmaceutical Product                      Corporate Stock - Common                                     52,686

 Development Inc.

Philip Morris Companies, Inc.               Corporate Stock - Common                                     10,133

Polymedica Corporation                      Corporate Stock - Common                                      3,084

Portal Software Inc.                        Corporate Stock - Common                                         40

QLogic Corporation                          Corporate Stock - Common                                      1,726

Redback Networks Inc.                       Corporate Stock - Common                                         42

Riverstone Networks Inc.                    Corporate Stock - Common                                        106

Royal Dutch Pete Company                    Corporate Stock - Common                                     20,029

GENERAL GROWTH MANAGEMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001


SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF
DECEMBER 31, 2002

                                                                                                       FAIR
      IDENTITY OF ISSUE                          DESCRIPTION OF INVESTMENT                             VALUE
-----------------------------------------------------------------------------------------------------------------
Salton Inc.                                 Corporate Stock - Common                                        481

Sanmina-SCI Corporation                     Corporate Stock - Common                                        225

SAP A. G. Sponsored ADR 5 PAR               Corporate Stock - Common                                        975

TranSwitch Corporation                      Corporate Stock - Common                                         35

TriQuint Semiconductor Inc.                 Corporate Stock - Common                                        772

Vitesse Semiconductor Corporation           Corporate Stock - Common                                        109

WorldCom Inc. GA New                        Corporate Stock - Common                                        775

Wyeth                                       Corporate Stock - Common                                      5,610

Dodge & Cox Stock Fund                      Value of Interest in Registered Investment                    8,594

Heartland Value Plus Fund                   Value of Interest in Registered Investment                   10,125

Oakmark Fund                                Value of Interest in Registered Investment                    8,791

T. Rowe Price Mid-Cap Value                 Value of Interest in Registered Investment                    9,521

Vanguard GNMA Portfolio                     Value of Interest in Registered Investment                  395,012
                                                                                                   ------------
              Subtotal                                                                               81,062,841



Outstanding Participant loans               Participant loans, 5.25% to 11%, maturing between

                                            2003 and 2020                                             2,186,910
                                                                                                   ------------

                                                                                                   $ 83,249,751
                                                                                                   ============

Note:    Cost information is not required for participant-directed investments.

*        Sponsored by a party-in-interest

GENERAL GROWTH MANAGEMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001


SCHEDULE OF ASSETS BOTH ACQUIRED
AND DISPOSED WITHIN THE PLAN YEAR
ENDED DECEMBER 31, 2002

                                                                                                  PROCEEDS OF
      IDENTITY OF ISSUE                          DESCRIPTION OF INVESTMENT                         DISPOSITIONS
---------------------------------------------------------------------------------------------------------------
Activision, Inc. New                              Corporate Stock - Common                         $    23,756

Apollo Group, Inc. CL A                           Corporate Stock - Common                              51,087

Atmel Corporation                                 Corporate Stock - Common                              13,020

Bell Microproducts, Inc.                          Corporate Stock - Common                               3,029

BMC Software, Inc.                                Corporate Stock - Common                              18,860

Brown & Brown, Inc.                               Corporate Stock - Common                              29,579

Check Point Software Technologies, Ltd.           Corporate Stock - Common                              19,975

Duke Energy Corporation                           Corporate Stock - Common                               2,005

Gemstar TV Guide Intl. Inc.                       Corporate Stock - Common                               3,009

Genesis Microchip Inc. Del                        Corporate Stock - Common                              13,018

Internet Security Systems, Inc.                   Corporate Stock - Common                              17,150

Intersil Corporation                              Corporate Stock - Common                              21,385

LSI Logic Corporation                             Corporate Stock - Common                              16,010

The Medicines Company                             Corporate Stock - Common                               1,370

Penn National Gaming, Inc.                        Corporate Stock - Common                              30,511

Rudolph Technologies, Inc.                        Corporate Stock - Common                              20,755

Scholastic Corporation                            Corporate Stock - Common                               3,340

SEI Investment Co.                                Corporate Stock - Common                              15,530

Shaw Group, Inc.                                  Corporate Stock - Common                              21,470

Travelers Property Casualty Corp. New             Corporate Stock - Common                                  84

Travelers Property Casualty                       Corporate Stock - Common                                 217

Invesco Gold & Precious Metals                    Value of Interest in Registered Investment            35,343
                                                                                                   -----------


                                                                                                   $   360,503
                                                                                                   ===========

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized on this 26th day of June, 2003.


                                      GENERAL GROWTH MANAGEMENT SAVINGS
                                      AND EMPLOYEE STOCK OWNERSHIP PLAN



                                      By:  General Growth Management, Inc.,
                                           as Administrator

                                           By: /s/ ROBERT A. MICHAELS
                                           ------------------------------
                                           Robert A. Michaels
                                           Its:  President

                                  EXHIBIT INDEX



EXHIBIT
  NO.             DESCRIPTION
-------           -----------
23.1              Consent of Deloitte & Touche LLP

99.1 Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 -- Robert Michaels